UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 001-8137

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

American Pacific Corporation

401(k) Plan

B. Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office:

American Pacific Corporation

3883 Howard Hughes Parkway

Suite 700

Las Vegas, NV 89169

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

American Pacific Corporation 401(k) Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of the American Pacific Corporation 401(k) Plan as of September 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended September 30, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Pacific Corporation 401(k) Plan as of September 30, 2012 and 2011, and the changes in net assets available for benefits for the year ended September 30, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the American Pacific Corporation 401(K) Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, on August 1, 2012, the Company divested its aerospace equipment segment which resulted in a partial plan termination.

/s/ McGladrey LLP

Vienna, Virginia

March 27, 2013

American Pacific Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

September 30, 2012 and 2011

	2012	2011
Assets
Investments, participant directed, at fair value (Notes 3 and 4):
Fixed annuity	$538	$680
Shares of registered investment companies	28,010,981	22,298,868
American Pacific Corporation common stock (Note 7)	2,200,064	1,410,519

Total investments	30,211,583	23,710,067

Receivables:
Notes receivable from participants	792,574	995,559
Profit sharing contribution receivable	-	194,668

Total receivables	792,574	1,190,227

Total assets	31,004,157	24,900,294

Liabilities
Excess contributions refundable	-	4,122

Net assets available for benefits	$31,004,157	$24,896,172

See Notes to the Financial Statements.

American Pacific Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2012

Additions:
Investment income:
Dividend and interest income	$854,936
Net appreciation in fair value of investments (Note 3)	4,124,309

Total investment income	4,979,245

Interest income on notes receivable from participants	37,405

Contributions:
Participant	2,373,108
Employer match	819,682
Profit sharing	169,176
Rollover	31,452

Total contributions	3,393,418

Total additions	8,410,068

Deductions:
Benefits paid	2,286,589
Plan expenses (Note 7)	47,310

Total deductions	2,333,899

Net increase prior to asset transfer	6,076,169

Transfer of assets from the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan	31,816

Net increase	6,107,985

Net assets available for benefits:
Beginning of year	24,896,172

End of year	$31,004,157

See Notes to the Financial Statements.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 1.    Plan Description

The following description of the American Pacific Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as restated, for a complete description of the Plan’s provisions.

General:    The Plan is a defined contribution plan open to domestic employees of American Pacific Corporation (the “Company”) and its subsidiaries who are not members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Partial plan termination:     On August 1, 2012, the Company divested its aerospace equipment segment which resulted in a partial plan termination. Affected participants were given the option to a) maintain their accounts with the Plan; b) distribute their participant accounts with a taxable event; or c) rollover their participant accounts to the qualified plan sponsored by the acquirer or another qualified plan. The divestiture affected greater than 20% of Plan participants. In accordance with Internal Revenue Service (“IRS”) partial plan termination regulations, Plan management fully vested the New York subsidiary eligible domestic employees in the participants’ discretionary profit sharing account.

Contributions:    Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for catch up contributions by employees 50 years and older. Participants may also contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2012 employee rollover contributions totaled $31,452.

The Company, at its discretion, may contribute to the Plan. The Company expanded its matching contributions to include all eligible domestic employees of the Company hired on or after July 1, 2010. No changes in matching elections were made for employees hired prior to July 1, 2010. These matching contributions equal 100% of participant contributions, up to the first 3% of participant compensation, and 50% of participant contributions, up to the next 3% of participant compensation. For the year ended September 30, 2012, the Company made matching contributions of $819,682.

For the year ended September 30, 2012, the Company elected to make a prorated discretionary profit sharing contribution to eligible domestic employees of its New York subsidiary that were hired prior to July 1, 2010 of at least 3% of annual compensation earned through July 31, 2012. All employees eligible for the discretionary profit sharing contribution were terminated on August 1, 2012, upon the divestiture of the aerospace equipment segment. Prior to July 31, 2012, eligible domestic employees of the New York subsidiary were required to be employed at the end of the year to receive the discretionary profit sharing contribution, however, the Plan was amended effective July 31, 2012 to remove the end of year employment requirement. For the year ended September 30, 2012, the Company made profit sharing contributions of $169,176.

Participants direct the investment of their contributions, Company discretionary matching contributions and profit sharing contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and employer stock as investment options for participants.

Participant accounts:    Each participant’s account is credited with the participant’s contributions; including amounts rolled over from other qualified plans, allocations of the Company’s discretionary matching contribution, the Company’s discretionary profit sharing contribution, Plan earnings, and is charged with benefit payments and an allocation of administrative expenses (loan and withdrawal fees). The allocations above are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 1.    Plan Description (Continued)

Vesting:    Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.

Notes receivable from participants:    In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between participant-directed investments and notes receivable from participants. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Outstanding notes receivable from participants totaled $792,574 and $995,559 at September 30, 2012 and 2011, respectively. Interest rates on participant loans vary, ranging from 4.25% to 6.25%. Maturities range from November 2012 through November 2029.

Payment of benefits:    Upon termination of service, if the vested value of a participant’s account is less than $1,000, his or her account will be distributed in a single lump-sum payment. If the vested value of a participant’s account exceeds $1,000, he or she may elect to receive either a lump-sum amount, substantially equal payments for a specified term or elect to have all the distribution paid in a direct rollover to another qualified plan, or a combination of the above.

Transfer of assets:    During the year ended September 30, 2012, assets of $31,816 were transferred from the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan for former union employees who became non-union employees.

Forfeited accounts:    At September 30, 2012 and 2011, forfeited accounts totaled $0 and $32,001, respectively. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are used to reduce employer contributions. Forfeitures of $39,474 were used to reduce Plan expenses or to reduce employer contributions during the year ended September 30, 2012

Note 2.    Summary of Significant Accounting Policies

Basis of accounting:    The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:    Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 2.    Summary of Significant Accounting Policies (Continued)

Notes receivable from participants:    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of benefits:     Benefits are recorded when paid.

Expenses:    Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Income taxes:    Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

New accounting pronouncements:    In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, and requires prospective application. Plan management has not yet determined the impact this guidance will have on the Plan.

Note 3.    Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2012 and 2011 are as follows:

	2012	2011

Shares of registered investment companies:
Federated Prime Cash Obligations Fund	$2,467,103	$2,196,742
BlackRock Equity Dividend Fund	2,171,478	1,680,060
BlackRock Global Allocation Fund	2,151,354	1,974,486
Prudential Jennison Mid Cap Growth Fund	1,826,805	**
Invesco American Franchise Fund	1,748,933	1,369,579
BlackRock U.S. Opportunities Inv Fund	**	1,384,410

Common stock:
American Pacific Corporation common stock	$2,200,064	$1,410,519

**	These investments are below 5% of the Plan’s net assets at September 30, 2012 or September 30, 2011.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 3.    Investments (Continued)

The Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2012 as follows:

Shares of registered investment companies:
BlackRock Equity Dividend Fund	$390,206
Invesco American Franchise Fund	297,055
BlackRock Small Cap Growth Equity Inv Fund	234,166
DWS Equity 500 Index Fund	202,803
BlackRock Global Allocation Fund	197,864
American Funds Fundamental Inv Fund	183,131
American Funds Europacific Growth Fund	181,914
Lazard Emerging Markets Open Fund	172,347
Allianz NFJ Small Cap Value Fund	150,246
Dreyfus Small Cap Stock Index Fund	142,582
JP Morgan Smart Retirement 2030 Fund	106,806
Prudential Jennison Mid Cap Growth Fund	104,826
Ivy Science and Technology Fund	103,255
Artisian Mid Cap Value Fund	100,373
MFS Utilities Fund	88,196
Franklin Natural Resources Fund	76,806
Invesco Real Estate Fund	73,715
Alger Health Sciences Fund	70,619
Templeton Global Bond Fund	62,133
JP Morgan Smart Retirement 2025 Fund	61,604
JP Morgan Smart Retirement 2040 Fund	48,603
JP Morgan Smart Retirement 2020 Fund	45,792
BlackRock U.S. Opportunities Inv Fund	35,164
JP Morgan Smart Retirement 2015 Fund	33,772
JP Morgan Smart Retirement 2035 Fund	32,227
JP Morgan High Yield Bond Fund	20,372
Artio Total Return Bond Fund	17,310
JP Morgan Smart Retirement 2010 Fund	12,810
JP Morgan Smart Retirement 2045 Fund	11,834
JP Morgan Smart Retirement 2050 Fund	4,139
PIMCO GNMA Fund	(6,338)

Subtotal	3,256,332
Common stock:
American Pacific Corporation Common Stock	867,977

Net appreciation in fair value of investments	$4,124,309

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 4.    Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the new guidance are described below:

• Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2012 and 2011.

Fixed annuity:    Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily available financial information available on the websites of the issuing financial institutions.

Registered investment companies:    Valued at the net asset value (NAV) of shares held by the plan at year end

American Pacific Corporation common stock:    Valued at trade prices that are determined by real trading executed for the Plan during market hours. The trade price may be derived from a single trade or may be an average of several trades executed for the Plan and is adjusted for commissions and applicable SEC fees.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 4.    Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of September 30, 2012.

	Investments at Fair Value as of September 30, 2012

	Level 1	Level 2	Level 3	Total

Fixed Annuity	$-	$538	$-	$538
Shares of Registered Investment Companies:
International funds	5,000,597	-	-	5,000,597
Large Cap Funds	5,600,179	-	-	5,600,179
Mid Cap Funds	2,855,594	-	-	2,855,594
Money Market Funds	2,467,103	-	-	2,467,103
Small Cap Funds	2,594,209	-	-	2,594,209
Asset Allocation Funds	2,653,068	-	-	2,653,068
Bond Funds	3,924,378	-	-	3,924,378
Specialty Funds	2,915,853	-	-	2,915,853
American Pacific Corporation Common Stock	2,200,064	-	-	2,200,064

Total Investments at Fair Value	$30,211,045	$538	$-	$30,211,583

	Investments at Fair Value as of September 30, 2011

	Level 1	Level 2	Level 3	Total

Fixed Annuity	$-	$680	$-	$680
Shares of Registered Investment Companies:
International funds	4,272,035	-	-	4,272,035
Large Cap Funds	4,557,108	-	-	4,557,108
Mid Cap Funds	2,217,293	-	-	2,217,293
Money Market Funds	2,196,742	-	-	2,196,742
Small Cap Funds	2,143,892	-	-	2,143,892
Asset Allocation Funds	1,757,862	-	-	1,757,862
Bond Funds	3,086,567	-	-	3,086,567
Specialty Funds	2,067,369	-	-	2,067,369
American Pacific Corporation Common Stock	1,410,519	-	-	1,410,519

Total Investments at Fair Value	$23,709,387	$680	$-	$23,710,067

Note 5.    Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their account.

American Pacific Corporation 401(k) Plan

Notes to the Financial Statements

Note 6.    Income Tax Status

The Plan was adopted from a non-standardized prototype plan document offered by Orchard Trust Company (“Orchard”). The IRS has determined and informed the prototype sponsor by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

The Plan has received a determination letter from the IRS dated April 27, 2011 indicating that the Plan as adopted is designed in accordance with the IRC. The Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust was exempt from taxation as of the financial statement date.

Note 7.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Orchard or its affiliates. Orchard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Orchard totaled $7,836 for the year ended September 30, 2012.

At September 30, 2012 and 2011, the Plan held 184,724 and 192,431 shares of common stock of the Company, respectively, with a fair value of $2,200,064 and $1,410,519, respectively. At September 30, 2012 and 2011, the Plan held 538 and 680 units in the Employer Stock Awaiting Purchase Fund, respectively, with a fair value of $538 and $680, respectively.

Note 8.    Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

American Pacific Corporation 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year

September 30, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, collateral and maturity value	Cost	Current Value
Fixed annuity:
* Employer Stock Awaiting Purchase Fund		**	$538

Shares of registered investment companies:
* Federated Prime Cash Obligations Fund	Mutual fund	**	2,467,103
* BlackRock Equity Dividend Fund	Mutual fund	**	2,171,478
* BlackRock Global Allocation Fund	Mutual fund	**	2,151,354
* Prudential Jennison Mid Cap Growth Fund	Mutual fund	**	1,826,805
* Invesco American Franchise Fund	Mutual fund	**	1,748,933
* Lazard Emerging Markets Open Fund	Mutual fund	**	1,509,431
* American Funds Europacific Growth Fund	Mutual fund	**	1,339,812
* Artio Total Return Bond Fund	Mutual fund	**	1,274,735
* Templeton Global Bond Fund	Mutual fund	**	1,228,967
* PIMCO GNMA Fund	Mutual fund	**	1,089,267
* Allianz NFJ Small Cap Value Fund	Mutual fund	**	1,050,480
* Artisian Mid Cap Value Fund	Mutual fund	**	1,028,789
* DWS Equity 500 Index Fund	Mutual fund	**	967,535
* BlackRock Small Cap Growth Equity Inv Fund	Mutual fund	**	929,721
* Franklin Natural Resources Fund	Mutual fund	**	865,942
* American Funds Fundamental Inv Fund	Mutual fund	**	712,233
* JP Morgan Smart Retirement 2030 Fund	Mutual fund	**	697,170
* MFS Utilities Fund	Mutual fund	**	681,480
* Dreyfus Small Cap Stock Index Fund	Mutual fund	**	614,008
* Ivy Science and Technology Fund	Mutual fund	**	546,523
* JP Morgan Smart Retirement 2020 Fund	Mutual fund	**	483,198
* JP Morgan Smart Retirement 2025 Fund	Mutual fund	**	426,049
* Invesco Real Estate Fund	Mutual fund	**	422,131
* Alger Health Sciences Fund	Mutual fund	**	399,777
* JP Morgan High Yield Bond Fund	Mutual fund	**	331,409
* JP Morgan Smart Retirement 2040 Fund	Mutual fund	**	279,939
* JP Morgan Smart Retirement 2035 Fund	Mutual fund	**	248,641
* JP Morgan Smart Retirement 2015 Fund	Mutual fund	**	245,956
* JP Morgan Smart Retirement 2010 Fund	Mutual fund	**	138,182
* JP Morgan Smart Retirement 2045 Fund	Mutual fund	**	93,709
* JP Morgan Smart Retirement 2050 Fund	Mutual fund	**	40,224

			28,010,981

* American Pacific Corporation Common Stock	Common stock (184,724 Shares)	**	2,200,064

* Participant Loans	Interest rates ranging from
	4.25% - 6.25%, maturing through November 2029	**	792,574

Total investments			$31,004,157

* Represents a party-in-interest to the Plan.

**Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan

	By:	American Pacific Corporation, as Plan Administrator

Date: March 27, 2013	By:	/s/ JOSEPH CARLEONE
Joseph Carleone
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of Independent Registered Public Accounting Firm